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                                                Filed Pursuant to Rule 424(B)(3)
                                                              File No. 333-84098

                    Summary of Supplement No. 3 to Prospectus
                 (See the Supplement for Additional Information)

Supplement No. 3 dated November 13, 2002 (supplementing Supplement No. 2, which incorporated and replaced Supplement No. 1):

     (1)  Reports on the status of the offering ;
     (2) Reports on a proposed merger with Apple Suites, Inc. and related matters, including financial information on Apple Suites, Inc. and pro forma financial information;
     (3) Provides a description of our new Series C convertible preferred shares; and
     (4) Provides other information about us, including information about our quarter ended September 30, 2002.

     As of May 1, 2001, we closed on the sale of 3,157,894.70 units and raised gross proceeds of $30,000,000 at a price of $9.50 per unit. A unit consists of one common share and one Series A preferred share. As of October 21, 2002, we had sold 29,320,298 units (9,162,367 of which have been sold in our current offering) at a price of $10 per unit, including units sold through the reinvestment of distributions. The net proceeds of our offerings, after deducting selling commissions and other offering costs, were $262,461,633 ($82,461,299 of which has been raised in our current offering). We are continuing the offering at $10 per unit in accordance with the prospectus.

     We have used the proceeds of our ongoing offering to pay 2% of the gross purchase price for the hotels purchased since the date of the prospectus, in the amount of approximately $3.2 million, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.